                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-62861
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 15, 1998)

                                 $1,000,000,000

[ASSOCIATES LOGO]

             $500,000,000 5 1/2% SENIOR NOTES DUE FEBRUARY 15, 2002
             $500,000,000 5 1/2% SENIOR NOTES DUE FEBRUARY 15, 2004
                             ---------------------

     The Company will pay interest on the 5 1/2% Senior Notes due February 15, 2002 (the "2002 Notes") and the 5 1/2% Senior Notes due February 15, 2004 (the "2004 Notes", together with the 2002 Notes, the "Notes"), semiannually on February 15 and August 15 of each year, starting August 15, 1999, and at maturity. The Company may not redeem the Notes prior to maturity.

     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved these securities or determined if this Prospectus Supplement or Prospectus to which it relates is truthful and complete. Any representation to the contrary is a criminal offense.

                                           PRICE TO               UNDERWRITING             PROCEEDS TO
                                          PUBLIC(1)                 DISCOUNT              COMPANY(1)(2)
Per 2002 Note.....................         99.958%                   0.055%                  99.903%
Total.............................       $499,790,000               $275,000               $499,515,000
Per 2004 Note.....................         99.541%                   0.106%                  99.435%
Total.............................       $497,705,000               $530,000               $497,175,000

---------------------

(1) Plus accrued interest, if any, from February 9, 1999.

(2) Before deduction of expenses payable by the Company estimated at $600,000.
                             ---------------------

     Delivery of the Notes in book-entry form only will be made through The Depository Trust Company on or about February 9, 1999, against payment in immediately available funds.
                             ---------------------

                              Joint Book Managers:

BEAR, STEARNS & CO. INC.                                 WARBURG DILLON READ LLC
                             ---------------------
                             CHASE SECURITIES INC.
                             ---------------------

          The date of this Prospectus Supplement is February 4, 1999.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's 1997 10-K Report and its Quarterly Report on Form 10-Q for the nine months ended September 30, 1998, available as described under "Available Information" in the accompanying Prospectus, and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                                                           FOR THE NINE MONTHS
                                               FOR THE YEAR ENDED DECEMBER 31              ENDED SEPTEMBER 30
                                    ----------------------------------------------------   -------------------
                                      1993       1994       1995       1996       1997       1997       1998
                                    --------   --------   --------   --------   --------   --------   --------
                                                                                               (UNAUDITED)
                                                                  (IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges.................  $3,250.7   $3,866.7   $4,805.3   $5,580.3   $6,428.5   $4,744.2   $4,436.6
  Insurance premiums..............     242.2      293.5      325.1      354.8      370.1      272.7      279.6
  Investment and other income.....     196.7      227.7      254.0      286.3      352.5      270.0      611.5
                                    --------   --------   --------   --------   --------   --------   --------
                                     3,689.6    4,387.9    5,384.4    6,221.4    7,151.1    5,286.9    5,327.7
Expenses --
  Interest expense................   1,291.8    1,509.7    1,979.8    2,206.7    2,543.9    1,862.9    2,117.2
  Operating expenses..............     979.6    1,191.6    1,417.8    1,603.3    1,842.5    1,360.8    1,253.1
  Provision for losses on finance
    receivables...................     468.9      569.9      729.7      963.4    1,195.6      897.2      729.7
  Insurance benefits paid or
    provided......................     114.9      144.1      135.7      142.9      142.1      104.9      105.2
                                    --------   --------   --------   --------   --------   --------   --------
                                     2,855.2    3,415.3    4,263.0    4,916.3    5,724.1    4,225.8    4,205.2
                                    --------   --------   --------   --------   --------   --------   --------
Earnings Before Provision for
  Income Taxes....................     834.4      972.6    1,121.4    1,305.1    1,427.0    1,061.1    1,122.5
Provision for Income Taxes........     310.7      369.1      413.3      482.0      524.5      390.0      410.6
                                    --------   --------   --------   --------   --------   --------   --------
Net Earnings......................  $  523.7   $  603.5   $  708.1   $  823.1   $  902.5   $  671.1   $  711.9
                                    ========   ========   ========   ========   ========   ========   ========
Ratio of Earnings to Fixed
  Charges(a)......................      1.64       1.64       1.56       1.59       1.56       1.57       1.53
                                    ========   ========   ========   ========   ========   ========   ========

---------------

(a) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                              DECEMBER 31   SEPTEMBER 30
                                                                 1997           1998
                                                              -----------   ------------
                                                                            (UNAUDITED)
                                                                    (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.................................   $   294.8     $   561.1
  Investments in Debt and Equity Securities
     Bonds and Notes........................................     1,022.5       1,887.0
     Stocks.................................................       131.0          17.1
                                                               ---------     ---------
          Total Investments in Debt and Equity Securities...     1,153.5       1,904.1
  Finance Receivables, net of unearned finance income
     Consumer Finance.......................................    31,715.6      28,038.6
     Commercial Finance.....................................    16,138.9      16,805.6
                                                               ---------     ---------
          Total Net Finance Receivables.....................    47,854.5      44,844.2
  Allowance for Losses on Finance Receivables...............    (1,661.9)     (1,370.3)
  Insurance Policy and Claims Reserves......................      (762.4)       (772.4)
  Other Assets..............................................     3,652.6       9,591.0
                                                               ---------     ---------
          Total Assets......................................   $50,531.1     $54,757.7
                                                               =========     =========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper.......................................   $17,184.5     $19,106.4
     Bank loans.............................................     1,202.1            --
  Long-Term Debt, unsecured due within one year
     Senior.................................................     4,190.5       5,893.5
     Subordinated...........................................          --            --
     Capital................................................         0.1           0.1
  Accounts Payable and Accruals.............................       960.4       1,063.4
  Long-Term Debt, unsecured
     Senior.................................................    20,519.5      21,509.6
     Subordinated...........................................       425.0         425.0
     Capital................................................         0.3           0.2
                                                               ---------     ---------
          Total Long-Term Debt..............................    20,944.8      21,934.8
  Stockholders' Equity......................................     6,048.7       6,759.5
                                                               ---------     ---------
          Total Liabilities and Stockholders' Equity........   $50,531.1     $54,757.7
                                                               =========     =========

                             ---------------------

     On January 21, 1999, the Company reported results for the year ended December 31, 1998. Such results, compared to results of operations for the prior fiscal year, were as follows: Revenue -- $7.1 billion (1998), $7.2 billion
(1997); Earnings before Provision for Income Taxes -- $1,503.0 million (1998), $1,427.0 million (1997); and Net Earnings -- $952.0 million (1998), $902.5 million (1997).

     On January 6, 1999, Associates First Capital Corporation ("AFCC"), the Company's parent, purchased the assets and assumed the liabilities of Avco Financial Services, Inc. ("Avco"). In connection with the acquisition, AFCC transferred substantially all of Avco's domestic finance operations to the Company.

                            DESCRIPTION OF THE NOTES

     The following description of the specific terms of the Notes (referred to in the attached Prospectus as "Debt Securities") supplements the more general description of the Debt Securities contained in the Prospectus. If there are any inconsistencies between the information in this section and the information in the Prospectus, the information in this section controls. Investors should read this section together with the section called "Description of Debt Securities" in the Prospectus. Any capitalized terms that are defined in the Prospectus have the same meanings in this section unless a different definition appears in this section. The Company qualifies the description of the Notes by reference to the Indenture.

GENERAL

     The Notes:

     - will be senior debt of the Company;

     - will be issued as separate series under the Indenture between the Company and the Trustee, The Chase Manhattan Bank ("Chase"), dated as of November 1, 1995;

     - will be limited in aggregate principal amount to $500,000,000 (in the case of the 2002 Notes) and $500,000,000 (in the case of the 2004 Notes) (subject to increase by any further issues designated as part of the same series);

     - will mature and become due and payable, at 100% of their principal amount together with any accrued and unpaid interest, on February 15, 2002 (in the case of the 2002 Notes) and February 15, 2004 (in the case of the 2004 Notes); and

     - will not be redeemable by the Company prior to maturity.

INTEREST

     The Notes will bear interest at the rate of 5 1/2% per annum. Interest will accrue from February 9, 1999 or from the most recent Interest Payment Date to which interest has been paid or provided for. The Company will make interest payments semiannually on February 15 and August 15 of each year, starting August 15, 1999 (each an "Interest Payment Date") and at maturity. The Company will make interest payments to the person in whose name the Notes are registered at the close of business on the January 31 and July 31 before the next Interest Payment Date. If the Interest Payment Date is not a Business Day, payment of interest will be made on the next day that is a Business Day. "Business Day" means any day that is not a Saturday or Sunday, and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York.

BOOK-ENTRY SYSTEM

     Upon issuance, each series of Notes will be represented by Global Securities registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary for the Notes (the "Depositary"). The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of the Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of a Note (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as the Notes are held by the Depositary or its nominee and the Depositary continues to make its same-day funds settlement system available to the Company, all payments of principal of and interest on the Notes will be made by the Company in immediately available funds to the Depositary. The Company has been advised that the Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement system. Accordingly, the Depositary will require that secondary trading activity in the Notes settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

     The Company expects that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes; the Company has been advised that the Depositary's usual procedure is to mail an omnibus proxy to the Company as soon as possible after the record date with respect to such consent or vote. The omnibus proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on such record date (identified in a listing attached to the omnibus proxy).

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor depositary is not appointed by the Company within 90 days, the Company will issue individual definitive Notes in exchange for all the Global Securities representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by Global Securities and, in such event, will issue individual definitive Notes in exchange for all the Global Securities representing the Notes. Individual definitive Notes so issued will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and registered in such names as the Depositary shall direct.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

FURTHER ISSUES

     The Company may from time to time, without notice to or the consent of the registered holders of the Notes of either series, create and issue further notes of such series ranking pari passu with the Notes of such series in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes may be consolidated and form a single series with the Notes of such series and have the same terms as to status or otherwise as the Notes of such series.

CONCERNING THE TRUSTEE

     Chase is the trustee for various other series of debt securities which the Company has issued under the Indenture. Additionally, Chase is the trustee for other debt securities which the Company issued under indentures originally executed by Manufacturers Hanover Trust Company and Chemical Bank. The Company also uses Chase for other banking services in the normal course of its business. Chase is an affiliate of Chase Securities Inc., one of the Underwriters.

                                  UNDERWRITING

     The Company and the Underwriters named below have entered into an underwriting agreement dated February 4, 1999. Under the underwriting agreement, the Company has agreed to sell, and each Underwriter has agreed to purchase, the amount of the Notes set forth opposite its name.

                                                        PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
UNDERWRITERS                                             OF 2002 NOTES      OF 2004 NOTES
------------                                            ----------------   ----------------
Bear, Stearns & Co. Inc...............................    $225,000,000       $225,000,000
Warburg Dillon Read LLC...............................     225,000,000        225,000,000
Chase Securities Inc..................................      50,000,000         50,000,000
                                                          ------------       ------------
          Totals......................................    $500,000,000       $500,000,000
                                                          ============       ============

     Bear, Stearns & Co. Inc. and Warburg Dillon Read LLC are acting as joint book managers in connection with the offering of the Notes.

     The obligations of the Underwriters to purchase the Notes are subject to certain conditions. If any of the Notes are purchased, the Underwriters will be obligated to purchase the entire principal amount of Notes.

     The Underwriters have advised the Company that they initially propose to offer the Notes to the public at the prices stated on the cover page of this Prospectus Supplement and to certain dealers at a price less a concession of no more than .05% (in the case of the 2002 Notes) and .10% (in the case of the 2004 Notes) of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount of no more than .025% (in the case of the 2002 Notes) and .05% (in the case of the 2004 Notes) of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the Underwriters may change the public offering price, the concession to selected dealers and the allowance to other dealers.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters and their affiliates have provided investment and commercial banking services to the Company. The Underwriters and their affiliates may provide such services in the future.

     The Underwriters have advised the Company that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters are not obligated to make a market in the Notes and they may discontinue such market making at any time in their sole discretion. Accordingly, there may not be adequate liquidity or adequate trading markets for the Notes.

     To facilitate this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to broker-dealers if the Underwriters previously distributed the Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     The Underwriters are offering the Notes subject to prior sale and their acceptance of the Notes from the Company. The Underwriters reserve the right to reject any order in whole or in part.

             ------------------------------------------------------
             ------------------------------------------------------

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Summary Financial Information.........   S-2
Description of the Notes..............   S-4
Underwriting..........................   S-7

PROSPECTUS
Available Information.................     2
Documents Incorporated by Reference...     2
The Company...........................     3
Application of Proceeds...............     3
Description of Debt Securities........     4
Description of Warrants...............     8
Plan of Distribution..................     9
Legal Opinions........................    10
Experts...............................    10

                             ---------------------

             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------

                                 $1,000,000,000

                               [ASSOCIATES LOGO]
                                  $500,000,000
                              5 1/2% SENIOR NOTES
                             DUE FEBRUARY 15, 2002
                                  $500,000,000
                              5 1/2% SENIOR NOTES
                             DUE FEBRUARY 15, 2004
                             PROSPECTUS SUPPLEMENT

                            BEAR, STEARNS & CO. INC.
                            WARBURG DILLON READ LLC

                             CHASE SECURITIES INC.

                                FEBRUARY 4, 1999

             ------------------------------------------------------
             ------------------------------------------------------